UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the fiscal year ended March 31, 2009

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from ______ to ______

                    Commission file number:   0-27618

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbus McKinnon Corporation
Employee Stock Ownership Plan
Restatement Effective April 1, 1989

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLUMBUS McKINNON CORPORATION
140 John James Audubon Parkway
Amherst, NY 14228-1197

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements as of
March 31, 2009 and 2008
and Supplemental Schedule
Together with
Reports of Independent Registered
Public Accounting Firms

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
MARCH 31, 2009 AND 2008

Page
Number

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits at March 31, 2009 and 2008	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended March 31, 2009 and 2008	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at Year End)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of the
Columbus McKinnon Corporation Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP

September 22, 2009
Williamsville, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of the
Columbus McKinnon Corporation Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Buffalo, New York
September 22, 2008

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2009 AND 2008

	March 31, 2009				March 31, 2008

	Allocated	Unallocated	Total		Allocated	Unallocated	Total

ASSETS

INVESTMENT IN SPONSOR COMPANY COMMON STOCK,
at fair value	$5,636,093	$1,259,674	$6,895,767	*	$20,669,513	$5,472,493	$26,142,006	*
INVESTMENT IN MONEY MARKET FUND, at fair value	45,913	-	45,913		49,619	-	49,619
RECEIVABLES:
Employer contributions	-	26,158	26,158		-	56,496	56,496
Interest	25	-	25		138	-	138
CASH	603	-	603		398	-	398

Total assets	5,682,634	1,285,832	6,968,466		20,719,668	5,528,989	26,248,657

LIABILITIES

LIABILITIES:
Interest payable	-	26,158	26,158		-	56,496	56,496
Loans payable	-	3,219,461	3,219,461		-	3,819,461	3,819,461

Total liabilities	-	3,245,619	3,245,619		-	3,875,957	3,875,957

Total net assets available (deficit) for benefits	$5,682,634	$(1,959,787)	$3,722,847		$20,719,668	$1,653,032	$22,372,700

* Exceeds 5% of net assets held at end of plan year

  The accompanying notes are an integral part of these statements

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2009 AND 2008

	March 31, 2009			March 31, 2008

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ADDITIONS:
Net appreciation in fair value of investments	$-	$-	$-	$5,483,306	1,835,399	7,318,705
Interest	1,022	-	1,022	2,459	-	2,459
Employer contributions	-	753,393	753,393	-	908,082	908,082
Allocation of 32,188 and 37,021 shares of common stock of
Columbus McKinnon Corporation, at estimated fair value	559,513	-	559,513	1,146,911	-	1,146,911

Total additions	560,535	753,393	1,313,928	6,632,676	2,743,481	9,376,157

DEDUCTIONS:
Net depreciation in fair value of investments	14,189,205	3,653,306	17,842,511	-	-	-
Interest expense	-	153,393	153,393	-	308,082	308,082
Distributions to participants	1,186,316	-	1,186,316	1,125,713	-	1,125,713
Transfer to other qualified plan	221,620	-	221,620	395,132	-	395,132
Allocation of 32,188 and 37,021 shares of common stock of
Columbus McKinnon Corporation, at estimated fair value	-	559,513	559,513	-	1,146,911	1,146,911
Administrative expense	428	-	428	451	-	451

Total deductions	15,597,569	4,366,212	19,963,781	1,521,296	1,454,993	2,976,289

NET (DECREASE) INCREASE	(15,037,034)	(3,612,819)	(18,649,853)	5,111,380	1,288,488	6,399,868

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	20,719,668	1,653,032	22,372,700	15,608,288	364,544	15,972,832

NET ASSETS AVAILABLE (DEFICIT) FOR BENEFITS - end of year	$5,682,634	$(1,959,787)	$3,722,847	$20,719,668	$1,653,032	$22,372,700

    The accompanying notes are an integral part of these statements

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

The following brief description of the Columbus McKinnon Corporation Employee Stock Ownership Plan (ESOP or the Plan) is provided for general information purposes only.  Participants should refer to plan documents for complete information.

Columbus McKinnon Corporation (the Company) established the Plan effective as of November 1, 1988.  The Plan operates, in relevant parts, as a leveraged employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan purchased Company common shares at various times using the proceeds of loans payable to the Company (Note 6) and holds the stock in a trust established under the Plan.  Borrowings are to be repaid through 2014 by fully deductible company contributions to the trust fund.  During the year the Plan makes payments of principal and interest, and an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock and the Company has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the Plan as of March 31, 2009 and 2008 and for the years then ended present separately the assets and liabilities and changes therein pertaining to:

a)	the accounts of employees with vested rights in allocated stock (allocated), and

b)	stock not yet allocated to employees (unallocated).

A summary of the ESOP’s provisions is as follows:

Eligibility
Substantially all of the domestic nonunion employees of the Company and its domestic subsidiaries who have attained age 21 and have completed one year of service (minimum of 1,000 hours) are eligible to participate in the ESOP.

Contributions
Each plan year (each 12-month period ending March 31) the Company contributes to the ESOP for each participant (a) who is actively employed as an employee on December 31 and who has earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminates employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service.  Contributions shall be made in cash or in shares of stock as determined by the Company, and when aggregated with the plan’s dividends and interest earnings, equal the amount necessary to enable the plan to make its regularly scheduled payments of principal and interest due on its term loan.

Vesting

A participant’s account balance shall become fully vested and nonforfeitable on the date the participant completes five years of vesting service (excluding any service rendered prior to the calendar year in which the participant attained age 18), or if sooner, on the date the participant attains normal retirement age while in the employ of the Company or any affiliated company.

1.	DESCRIPTION OF PLAN (Continued)

Distributions
Upon a vested participant’s termination, the value of his or her account will be distributed if the value of the account is less than $1,000 or, at the participant’s option, either immediately or at any valuation date until retirement, as provided in the ESOP.  A retiree may elect to defer distribution up to 70 ½ years of age.  The account of a participant who is not a 5% owner and who has not separated from service but has attained the age of 70 ½ will commence distribution unless the participant elects to defer distribution until employment ceases.  Valuation dates for distributions are September 30 or March 31.

During the year ended March 31, 2009, $1,186,316, which includes 43,369 shares, was distributed to vested participants in cash and stock certificates ($1,125,713, or 48,625 shares, distributed in the year ended March 31, 2008).  This resulted in the sale of 47 shares held by the ESOP back to the Company for $1,330 during the year ended March 31, 2009 as a result of fractional shares (47 shares for $1,087 in the year ended March 31, 2008).  As of March 31, 2009 and 2008, $250,194 and $668,517, respectively, is included in the ESOP assets for terminated participants who had requested distributions and were awaiting the updated valuation at March 31, 2009 to receive them.

Forfeiture of a nonvested interest shall occur in the fifth consecutive calendar year following a break in service.  The forfeited accounts will be allocated among the accounts of active participants.  At March 31, 2009 and 2008, the ESOP assets include $19,943 and $63,750, respectively, of undistributed forfeited accounts.

Allocation of Participant Accounts
As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any contributions or stock to be allocated as of such date, as well as Plan income and any increase or decrease in the fair market value of the Plan’s assets during the period.  The allocation of contributions is based on the fraction, the numerator of which is the participant’s annual earnings for such calendar year and the denominator of which is the aggregate annual earnings for such calendar year of all entitled to an allocation.

Dividends

Dividends paid on stock allocated to a participant’s stock account will be allocated to the participant’s nonstock account.  The Company’s Benefits Committee may direct that such dividends shall be either (a) paid directly to the participant, former participant, or beneficiary within 90 days after the close of the plan year in which such dividend was paid, or (b) applied as payment on the exempt loans.  Dividends paid on unallocated stock held by the trustee and acquired with the proceeds of an exempt loan shall be held by the trustee until the end of the plan year in which it was paid, and then, along with any interest or earnings, be applied as payment on the exempt loans which shall trigger a release of stock from the suspense account.  No dividends were paid on the Company’s common stock, including shares held by the Plan, during the years ended March 31, 2009 and 2008.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.  The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

1.	DESCRIPTION OF PLAN (Continued)

Put Option
Pursuant to Federal income tax requirements, the Plan contains a put option that is exercisable by Plan participants in situations where Company stock is no longer traded on an established securities market.  Specifically, the put option is a right of the participants to require that the Company buy any shares of its stock distributed to participants when there is no market for the trading of such shares.  The price paid in the event the put option is exercised shall be representative of the fair market value of such stock.  If the distribution is a total distribution of the participant’s account, payment shall be made in five substantially equal annual payments, including interest.  If the distribution is not a total distribution, payment shall be made no later than 30 days after the participant exercises the put option.

Diversification
In accordance with the Plan document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversity the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified.  In the sixth year, the percentage changes to 50 percent.  For the years ended March 31, 2009 and 2008, $221,620 and $395,132, respectively, had been transferred to the Company’s Thrift 401(k) Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent liabilities.  Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Investment Valuation and Income Recognition

The common shares of the Company are valued at estimated fair value on March 31, 2009 and 2008.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on assets bought and sold as well as held during the year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
Substantially all administrative expenses are paid by the Company.

3.         PLAN TERMINATION

The Company intends to continue the ESOP indefinitely, but reserves the right to terminate the Plan at any time.  If the ESOP is terminated, each participant shall be fully and nonforfeitably vested in his interest in the ESOP trust fund.

4.         INVESTMENTS

At March 31, 2009 and 2008, the assets of the ESOP consist of 790,799 shares and 843,835 shares, respectively, of CMCO common stock.  At March 31, 2009 and 2008, the fair market value of the ESOP’s money market fund was $45,913 and $49,619, respectively.  The ESOP’s investment in CMCO common stock is reported at fair market value as of March 31, 2009 and 2008 based on quoted market prices.  The investment in the money market fund is also reported at fair market value as determined by open trading.

5.         FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

5.         FAIR VALUE MEASUREMENTS (Continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Quoted prices in principal active markets for identical assets as of the valuation date (Level 1).

Money Market Funds: Amortized cost valuation method permitted in accordance with Rule 2a-7 under the 1940 Act (Level 2).
.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of March 31, 2009:

	Level 1	Level 2	Level 3	Total

Common stock	$6,895,767	$-	$-	$6,895,767
Money market funds	-	45,913	-	45,913

	$6,895,767	$45,913	$-	$6,941,680

6.         LOANS PAYABLE AND SHARE RELEASE

On October 13, 1998, the ESOP purchased 479,900 shares of common stock of the Company with the proceeds of a $7,682,281 loan from the Company.  These shares were recorded by the trustee in the suspense account.  Such stock ceases to be collateral and is released from the suspense account as the loans are repaid.  In each year prior to full payment of the loans, the number of shares of stock released will equal the number of shares of stock held as collateral immediately before the release for such plan year multiplied by the release fraction.  The loan balance was $3,219,461 and $3,819,461 at March 31, 2009 and 2008, respectively, and is payable in quarterly installments of $150,000 through April 2014, and $69,461 in July 2014, plus interest at the prime rate (3.25% at March 31, 2009).  The carrying value of the loan approximates fair value as determined using interest rates currently available for issuance of debt with similar terms and maturity dates.

The loan is collateralized by an equivalent number of shares of common stock recorded by the trustees in a suspense account.

6.	LOANS PAYABLE AND SHARE RELEASE (Continued)

Future maturities of loans payable for the years ended March 31 are as follows:

2010	$600,000
2011	600,000
2012	600,000
2013	600,000
2014	600,000
Thereafter	219,461

$3,219,461

The numerator of the release fraction is the amount of principal and interest payments made toward the loan during the plan year and the denominator is the sum of the numerator plus the principal and interest payments to be made on the loan in the future, using the interest rate applicable at the end of the plan year.  Shares of stock released from the suspense account for a plan year shall be held in the trust on an unallocated basis until allocated by the benefits committee as of the last day of that plan year.  That allocation shall be consistent with the method for allocating contributions to participants’ accounts, which is based on a fraction of each participant’s annual earnings during the preceding calendar year to the total earnings of those participants during such calendar year.  The allocation of shares released resulting from dividends on participants’ allocated shares, however, was based upon the fraction of each participant’s allocated shares to the total number of allocated shares.

As of March 31, 2009 and 2008, 144,458 shares and 176,646 shares, respectively, were held as collateral for the loan; during the years ended March 31, 2009 and 2008, 32,188 shares and 37,021 shares, respectively, were released from the suspense account and allocated to participant accounts.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 9, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

			Schedule I
COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 16-0547600	PLAN NUMBER: 016

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2009

Identity of Issuer	Description of Investment	Cost	Fair Value

Columbus McKinnon Corporation*	Employer Common Stock,
	790,799 shares	$8,928,120	$6,895,767
Bank of America Investment Services*	Columbia Money Market Fund,
	45,913 shares	45,913	45,913

		$8,974,033	$6,941,680

* Party-in interest

  The accompanying notes are an integral part of these statements

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBUS McKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
RESTATEMENT EFFECTIVE APRIL 1, 1989

Date:  September 22, 2009

By:              /s/ Timothy R. Harvey
Timothy R. Harvey, Trustee

/s/ Karen L. Howard
Karen L. Howard, Trustee

/s/ Richard A. Steinberg
Richard A. Steinberg, Trustee